11016941

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2011
Washington, DC
110

SEC FILE NUMBER
8-67832

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ParkBrook Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Avenue
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Ludwig 212-888-3413
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Linder & Linder
(Name – *if individual, state last, first, middle name*)

8 Chatham Place (Address) Dix Hills (City) NY (State) 11746 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Michael Ludwig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ParkBrook Capital LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUZANNE J. CUNNINGHAM
Notary Public, State of New York
No. 01CU6107908
Qualified in New York County
Commission Expires April 12, 2012

Notary Public

Signature

FINOP
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINDER & LINDER ■ *Certified Public Accountants*

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder
Gail Linder

INDEPENDENT AUDITORS' REPORT

To the Members
ParkBrook Capital LLC

We have audited the accompanying statement of financial condition of ParkBrook Capital LLC as of December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ParkBrook Capital LLC at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

February 7, 2011

PARKBROOK CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS	
Cash and cash equivalents	$ 22,361
Total Assets	**$ 22,361**
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accrued expenses	$ 4,250
Members' Equity	18,111
Total Liabilities and Members' Equity	**$ 22,361**

See accompanying auditors' report and notes to financial statements.

PARKBROOK CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

Note 1 - Summary of Significant Accounting Policies

ParkBrook Capital LLC, (the "Company"), was incorporated September 2007 and became a registered broker-dealer on June 2, 2008. The Company is a member of the Financial Industry Regulatory Authority and is subject to regulation by the United States Securities and Exchange Commission and the Financial Industry Regulatory Authority.

The Company was formed to provide private placement services to its clients in connection with various financing transactions.

As a limited liability company, members of the Company shall not be obligated personally for any debts, obligations or liabilities of the Company solely by reason of being a member. The Company shall continue in perpetuity unless the Company is dissolved and its affairs wound up upon the occurrence of certain events defined in the limited liability company operating agreement.

Revenue Recognition

The Company recognizes revenue upon the placement of private financing transactions for its clients when the amount is determinable and realizable.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments purchased with original maturities of three months or less.

Note 1 - Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company as a limited liability company is taxed similar to a partnership for Federal and State income tax purposes, whereby, the individual member of the Company includes the Company's income or loss on his individual income tax returns. Accordingly, no provision for Federal and State income tax has been provided.

Management of the Company is not aware of any issues or circumstances that would unfavorably impact its tax status. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

Note 2 - Related Party Transactions

The Company has an administrative services agreement with an affiliate who is a member of the Company. The agreement provides that the affiliate shall pay for the following expenses: salaries and benefits, occupancy, office and marketing and allocate them to the Company. Monthly allocations amounted to $1,250. Pursuant to the agreement, such allocation is a capital contribution by the member.

The Company shares office space with its affiliate and rental charges are included in the administrative services agreement.

Such member intends to provide the Company with sufficient working capital to meet operations and minimum net capital requirements.

Note 3 - Concentration of Credit Risk

The Company maintains cash balances at a financial institution. Accounts at the institution is insured by the Federal Deposit Insurance Corporation up to 250,000.

Note 4 - Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2010, the Company had net capital, as defined, of $17,423 which exceeded the required minimum net capital by $12,423. Aggregate indebtedness at December 31, 2010 totaled $4,250 and the ratio of aggregate indebtedness to net capital was .24 to 1.

Note 5 - Subsequent Events

The Company has evaluated subsequent events through February 7, 2011, the date of the financial statements were available for issuance.

ParkBrook Capital, LLC
450 Park Avenue
New York, NY 10022
Tel:(212) 888-0350 • Fax:(212) 888-4368

February 23, 2011

SEC Mail Processing
Section

FEB 25 2011

Washington, DC
110

Securities and Exchange Commission
Office of Filings and Information Services
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Gentlemen:

In accordance with the provisions of Rule 17a-5(e)(3), it is requested that the attached annual audited report shall be deemed confidential, except that it shall be available for official use by an official or employee of the United States or any state, by national securities exchanges and registered national securities associations of which we are a member, and by any person to whom the commission authorizes disclosure of such information as being in the public interest.

Very truly yours,

PARKBROOK CAPITAL, LLC

PARKBROOK CAPITAL LLC

FINANCIAL STATEMENT

DECEMBER 31, 2010

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The Company's Statement of Financial Condition as of December 31, 2008 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

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